SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

ICBC TOWER, 35th FLOOR

3 GARDEN ROAD

CENTRAL, HONG KONG

(852) 2514-7600

FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7665	jpark@stblaw.com

October 12, 2007

VIA EDGAR

Ms. Yong Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Tel:	(202) 551-3323
Fax:	(202) 772-9203

Re:	Korea Electric Power Corporation

File No. 0-13372

Form 20-F, for the year ended December 31, 2006

Dear Ms. Kim:

We are writing on behalf of our client, Korea Electric Power Corporation (the “Company”) in response to your letter, dated September 28, 2007, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report on Form 20-F filed with the Commission on June 29, 2007.

As per our phone conversation, we are grateful that the Staff has agreed to our request to respond to these comments by October 26, 2007. We very much appreciate the Staff’s understanding and patience in this regard.

Please contact Jin Hyuk Park at Simpson Thacher & Bartlett LLP (7th floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park
Jin Hyuk Park